April 7, 2008

Borders Group, Inc.

100 Phoenix Drive

Ann Arbor, MI 48108

Letter Agreement

Ladies and Gentlemen:

Reference is made to the Commitment Letter, dated March 19, 2008 and as extended and supplemented by our letter of April 4, 2008 (the “Commitment Documents”), between us and you, and to our subsequent correspondence.   Capitalized terms used but not defined in this Letter Agreement have the meanings specified in the Commitment Documents.

This confirms that you and we have agreed the terms of the Transactions and will execute and deliver on Wednesday, April 9, 2008, the documentation for the Transactions substantially in the forms that we have negotiated for the Senior Secured Credit Agreement, Pledge Agreement, Warrant Agreement, Purchase Offer with form of Stock Purchase Agreement and Letter Agreement, subject in each case to such changes as may be necessary to accurately reflect our agreement, and consummate the transactions contemplated by the Secured Credit Agreement, Pledge Agreement and Warrant Agreement on April 9, 2008, subject to the satisfaction of the conditions precedent contemplated in such documentation, and the completion of any remaining schedules and customary closing deliverables in form reasonably acceptable to all parties.

Except as modified by this letter, the Commitment Documents shall continue to be in full force and effect through the closing.

We look forward to consummating the transactions.

Pershing Square Capital Management, L.P.

By: PS Management GP, LLC, its General Partner

By: /s/ WILLIAM A. ACKMAN

Name: William A. Ackman
Title: Managing Member

Acknowledged and agreed,

Borders Group, Inc.

By: /s/ EDWARD W. WILHELM

Name: Edward W. Wilhelm
Title: CFO